UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

GREENPOWER MOTOR COMPANY INC.
(Name of Issuer)

Common Shares Without Par Value
(Title of Class of Securities)

39540E302
(CUSIP Number)

copy to: GreenPower Motor Company Inc. #240 - 209 Carrall Street, Vancouver, BC V6B 2J2 Fraser Atkinson 604.220.8048
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 39540E302

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Fraser Atkinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,967,977(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
2,967,977(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,967,977 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.76%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Consists of the following securities: (i) 1,107,051 held directly, (ii) 28,571 held indirectly through Atkinson Family Trust, (iii) 804,854 held indirectly through Koko Financial Services Inc., (iv) 17,858 shares held indirectly through H. Atkinson ITF RR Atkinson, (v) 17,858 shares held indirectly through H. Atkinson ITF SS Atkinson, (vi) 282,857 shares that may be issued on exercise of stock options held directly, (vii) 628,571 shares that may be issued on exercise warrants held directly and (viii) 80,357 shares that may be issued on exercise of warrants held indirectly through Koko Financial Services Ltd.  Fraser Atkinson has the sole power to vote or direct the vote, and to dispose or direct the disposition, of these securities.

(2) Calculated based on the aggregate of 21,568,946 shares, which consists of 20,577,161 shares outstanding as of December 10, 2020, 282,857 shares that may be acquired on exercise of stock options exercisable and 708,928 shares that may be acquired on exercise of warrants, all within sixty days, pursuant to Rule 13d-3 of the Act.

This Schedule 13D, Amendment No. 1 is being filed on behalf of Fraser Atkinson (the "Reporting Person") relating to the shares of common stock of GreenPower Motor Company Inc., a corporation existing under the laws of the Province of British Columbia (the "Issuer").

Item 1.  Security and Issuer

This Statement relates to common shares (the "Shares") of the Issuer.  The principal executive offices of the Issuer are located at #240 - 209 Carrall Street, Vancouver, BC  V6B 2J2.

Item 2.  Identity and Background

This Statement is filed by the Reporting Person.

The Reporting Person is the chief executive officer and a director of the Issuer and has a resident address at Penthouse 2 - 141 Water Street, Vancouver, BC  V6B 1A7.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

On December 10, 2020:

(a) Koko Financial Services Ltd., a company controlled by Fraser Atkinson exercised its right to convert a debenture in the amount of $225,000 at price of $2.80 per Share into 80,357 Shares of Issuer, and exercised its right to convert a debenture in the amount of $500,000 at price of $4.55 per Share into 109,890 common shares of the Issuer;

(b) H. Atkinson ITF RR Atkinson exercised its right to convert a debenture in the amount of $25,000 at price of $2.80 per Share into 8,929 Shares of Issuer; and

(c) H. Atkinson ITF SS Atkinson exercised its right to convert a debenture in the amount of $25,000 at price of $2.80 per Share into 8,929 Shares of Issuer.

Item 4.  Purpose of Transaction

The Reporting Person acquired the securities for investment purposes, but may transfer or sell such Shares as necessary and in accordance with applicable securities laws.

As of the date hereof, except as described in this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or would result in:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•

any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)

The aggregate number and percentage of Shares beneficially owned by the Reporting Person is 2,967,977 Shares (including 282,857 shares that may be issued on exercise of stock options held directly, 628,571 shares that may be issued on exercise warrants held directly and 80,357 shares that may be issued on exercise of warrants held indirectly through Koko Financial Services Ltd. Fraser Atkinson has the sole power to vote or direct the vote, and to dispose or direct the disposition, of these securities), or 13.76% of outstanding Shares, based on 21,568,946 Shares, which consists of 20,577,161 Shares outstanding as of December 10, 2020, 282,857 shares that may be acquired on exercise of stock options exercisable and 708,928 shares that may be acquired on exercise of warrants, all within sixty days, pursuant to Rule 13d-3 of the Act.

(b)	The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of 2,967,977 Shares.

(c)

During the past 60 days the Reporting Person:

  Directly bought 1,600 shares at a price of CDN$14.9194, 1,200 shares at a price of CDN$14.95, 2,200 shares at a price of CDN$15.10 and 5,000 shares at a price of CDN$12.55;
  H. Atkinson ITF RR Atkinson exercised 8,929 warrants at an exercise price of CDN$3.50 per share;
  H. Atkinson ITF SS Atkinson exercised 8,929 warrants at an exercise price of CDN$3.50 per share; and
  Was granted 100,000 stock options which are exercisable at a price of $20.00 until November 9, 2025.

(d)	Not applicable

(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits and this Schedule 13D, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2020	/s/ Fraser Atkinson Signature
Fraser Atkinson Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).